Exhibit 12.1

California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
(In thousands except ratios)

	Year ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before Income Tax Expense	$84,710	$67,723	$70,279	$60,878	$62,211
Fixed Charges Interest Expense	28,765	31,179	32,354	32,455	27,936
Capitalized Interest	(1,535)	(2,038)	(3,401)	(2,741)	(1,563)

Total	$111,940	$96,864	$99,232	$90,592	$88,584

Fixed Charges:
Interest Expensed & Capitalized, & amortization of capitalized expense related to indebtedness	$28,483	$30,897	$32,072	$32,455	$27,936
Estimated Interest Component of Rent Expense	282	282	282	474	338

Total	$28,765	$31,179	$32,354	$32,929	$28,274

Ratio of Earnings to Fixed Charges	3.89	3.11	3.07	2.75	3.13